Exhibit 12.1

REALTY INCOME CORPORATION

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND COMPUTATION OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

( dollars in thousands )

	Years ended December 31,
	2004	2003	2002	2001	2000

Net Income	$103,397	$86,435	$78,667	$67,558	$54,788

Fixed Charges:
Interest	31,992	24,459	21,072	23,981	29,054
Interest, discontinued operatios	674	561	394	869	913
Amortization of fees	2,140	1,954	2,070	1,616	1,580
Interest Capitalized	531	697	511	385	1,048

Fixed Charges	35,337	27,671	24,047	26,851	32,595

Net Income before
Fixed Charges	138,203	113,409	102,203	94,024	86,335

Divided by Fixed Charges	35,337	27,671	24,047	26,851	32,595

Ratio of Earnings to
Fixed Charges	3.9	4.1	4.3	3.5	2.6

Ratio of earnings to combined fixed charges and preferred stock dividends	3.1	3.0	3.0	2.6	2.0

Preferred stock dividends	$9,455	$9,713	$9,713	$9,712	$9,712